CARBO CERAMICS INC.

575 North Dairy Ashford, Suite 300

Houston, Texas 77079

May 27, 2016

VIA EDGAR CORRESPONDENCE

Sherry Haywood

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	CARBO Ceramics Inc.
Registration Statement on Form S-3 (File No. 333-211519)

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CARBO Ceramics Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, as amended, be accelerated so that it will be declared effective by 3:00pm, Eastern Time, on May 31, 2016, or as soon thereafter as reasonably practicable (the “Effective Date”).

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Sherry Haywood

Securities and Exchange Commission

P. 2

Please contact Christopher E. Austin of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2434 or Andrea M. Basham of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2755 counsel to the Company, if you have any questions or concerns regarding this matter.

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Ms. Sherry Haywood

Securities and Exchange Commission

P. 3

Very truly yours, CARBO Ceramics Inc.

By:	/s/ ERNESTO BAUTISTA III
	Name:	Ernesto Bautista III
	Title:	Chief Financial Officer

cc:	Gary A. Kolstad
John Bakht
CARBO Ceramics Inc.

Christopher E. Austin
Andrea M. Basham
Cleary Gottlieb Steen & Hamilton LLP